..                                    FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                            REPORT OF FOREIGN ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                                  19 March 2003

                               PREMIER FARNELL PLC
                               -------------------


                               PREMIER FARNELL PLC
                               -------------------
                  (Translation of registrant's name in English)

                       Armley Road, Leeds, West Yorkshire
                                LS12 2QQ, England
                    (Address of principal executive offices)

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                           Form 20-F    X            Form 40-F
                                       ---                     ---

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes                       No  X
                               ---                      ---

  If "Yes" is marked indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-........

                                   SIGNATURES

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                   PREMIER FARNELL PLC
                                                      (Registrant)


         Date:   March 19, 2003                    By: Steven John Webb
                                                       ----------------
                                                   Steven John Webb
                                                   Group Company Secretary and
                                                   General Counsel

PREMIER FARNELL PLC                                              19th March 2003


   Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the fourth quarter and the financial year ended 2nd February 2003.

Key Financials, (pound)million

                                            Fourth             Fourth           Full Year        Full Year
                                            Quarter           Quarter
                                            2002/3             2001/2            2002/3            2001/2
                                            (pound)m         (pound)m          (pound)m          (pound)m
-------------------------------------- ------------------ ----------------- ------------------ ---------------
Sales                                        177.2             199.8              759.0            806.4
-------------------------------------- ------------------ ----------------- ------------------ ---------------
Profit before taxation, goodwill
amortisation and loss on business            15.8               16.4              67.2              72.5
disposals

-------------------------------------- ------------------ ----------------- ------------------ ---------------
Earnings per share                           2.7p               2.0p              9.3p              4.6p
-------------------------------------- ------------------ ----------------- ------------------ ---------------
Adjusted earnings per share                  2.9p               2.2p              11.2p             9.2p
-------------------------------------- ------------------ ----------------- ------------------ ---------------

Key Financials, $million
-------------------------------------  ------------------   ------------------   ------------------     ------------------
                                              $m                 $m                       $m                   $m
                                        ((pound)1 = $1.60)  ((pound)1 = $1.42)    ((pound)1 = $1.53)    ((pound)1 = $1.43)
------------------------------------   ------------------   ------------------    ------------------    ------------------
Sales                                        283.5               283.7                 1,161.3               1,153.2
------------------------------------   ------------------   ------------------    ------------------    ------------------
Profit before taxation, goodwill
amortisation and loss on business            25.2                 23.3                  102.9                 103.6
disposals
------------------------------------   ------------------   ------------------    ------------------    ------------------
Earnings per share                          $0.043               $0.028                $0.142                $0.066
------------------------------------   ------------------   ------------------    ------------------    ------------------
Adjusted earnings per share                 $0.046               $0.031                $0.171                $0.132
------------------------------------   ------------------   ------------------    ------------------    ------------------

                                   Highlights

- Strong earnings progress - earnings per share up 102% - adjusted earnings per share up 22%

-        Operating margin 10.9%, despite unprecedented industry downturn

-        Net cash flow 111% of operating profit (before goodwill amortisation)

- Sales per day* up 1.2%, at constant exchange rates (including Buck & Hickman acquired in July 2001)

-        Gross margins remain robust

-        Dividend maintained

-        Major contracts won with US Government, Vauxhall and Rolls-Royce in
         March 2003

"All in all, this has been a year of achievement in difficult circumstances, to which some large customer contract wins and market share gains attest. Markets, for the most part, remained slow, particularly in North America. Despite this, we have continued to improve our ability to service our customers. Gross margins have been maintained and costs tightly controlled so that net margins have remained robust and working capital closely managed.

"We have achieved major financial benefits through the capital restructuring accomplished in April 2002, including increased earnings per share and dividend cover, improved cash flow for this and future years, of (pound)9million, reduced financial gearing and a more balanced capital structure.

"We have developed a comprehensive skill set to capitalise on the accelerating demand by major companies to improve their indirect materials procurement and inventory management. These skills have opened access to large customers and demonstrate that we are achieving significant success which would previously have been beyond our reach. There remains significant potential to gain market share and the Group is in a strong position for further progress when the markets turn."

John Hirst, Group Chief Executive

* Comparison of sales for specific periods is affected by three variables:

1. Changes in exchange rates used to translate the overseas sales in different currencies into sterling

2.       Differences in the number of working days

3.       Disposal or acquisition of businesses

To eliminate the impact of these variables and give an accurate comparison, the percentage change in sales per day is for continuing businesses at constant exchange rates and is used throughout the preliminary statement.

For further information, contact:

Premier Farnell plc

-----------------------------------------------------  -------------------------
John Hirst, Group CEO                                  +44 (0) 20 7851 4100
Andrew Fisher, Group Finance Director                  +44 (0) 20 7851 4100
Nicholas Ross, Group Director, Communications          +44 (0) 20 7851 4100

-----------------------------------------------------  -------------------------
Richard Mountain                                       +44  (0) 20 7269 7291
at Financial Dynamics (UK)

----------------------------------------------------- --------------------------
Andrew Saunders                                       + 1   212 889 4350
at Taylor Rafferty (NA)
----------------------------------------------------- --------------------------

The Preliminary Results presentation to analysts on 19th March will be recorded and be available on the Group website later in the morning of 19th March.

Premier Farnell's announcements and presentations are published on the Internet at www.premierfarnell.com, together with business information, the 2002 Annual Report and Accounts and links to all other Group web sites.

A conference call for institutional investors and analysts will be held at 4.00 pm, UK time, on 19th March. To obtain details please call Financial Dynamics or Taylor Rafferty.

The results for the first quarter of the financial year to 1st February 2004 will be announced on Wednesday 28th May 2003.

PREMIER FARNELL PLC

                      CHAIRMAN'S STATEMENT ON RESULTS FOR
                   THE FINANCIAL YEAR ENDED 2nd FEBRUARY 2003

Premier Farnell, the leading global marketer and distributor of electronic, maintenance, repair and operations (MRO) and specialist products and services, today announces its results for the fourth quarter and the financial year ended 2nd February 2003.

Financial Results

NOTE:
ALL GROWTH RATES ARE QUOTED THROUGHOUT FOR CONTINUING BUSINESSES AND LIKE PERIODS AT CONSTANT EXCHANGE RATES OPERATING PROFIT AND OPERATING MARGINS ARE QUOTED THROUGHOUT BEFORE GOODWILL AMORTISATION

-        Group Sales

Group sales for the year were (pound)759.0million (52 weeks) compared to (pound)806.4million in the previous year (53 weeks). Sales per day*, for continuing businesses at constant exchange rates, were up 1.2%, including Buck & Hickman (acquired in July 2001). Excluding Buck & Hickman, sales per day at constant exchange rates were down 5.1%. Fourth quarter sales were (pound)177.2million (2001/2: (pound)199.8million). Fourth quarter sales per day, for continuing businesses at constant exchange rates, were ahead 2.8% compared to last year and 1.4% above the third quarter.

* Comparison of sales for specific periods is affected by three variables:

1. Changes in exchange rates used to translate the overseas sales in different currencies into sterling
2.       Differences in the number of working days
3.       Disposal or acquisition of businesses
To eliminate the impact of these variables and give an accurate comparison, the percentage change in sales per day is for continuing businesses at constant exchange rates and is used throughout the preliminary statement.

-        Margins

Gross margins remained stable in all businesses and costs continued to be tightly controlled. Consequently, operating margins have held up well during the past two years, while the Group's markets have experienced an unprecedented downturn. Operating profits for the year were (pound)82.9million (2001/2:
(pound)88.4million) before goodwill amortisation, resulting in an operating margin of 10.9% (2001/2: 11.0%). In the fourth quarter, Group operating profits were (pound)19.7million (2001/2: (pound)21.0million). Group operating margin of 11.1% in the fourth quarter compared to 10.5% in the fourth quarter last year and 11.3% in the third quarter. The operating margin in the Marketing and Distribution Division for the year was 11.4%, (2001/2: 11.4%) and 11.3% in the fourth quarter (2001/2: 11.2%).

Weakness of the US dollar against sterling in the year resulted in an adverse currency translation effect on turnover and pre-tax profit of (pound)22.2million and (pound)0.9million, respectively, and of (pound)9.1million and (pound)0.5million in the fourth quarter. The net interest charge for the year of (pound)15.7million (2001/2: (pound)15.9million) was covered 5.3 times by operating profit before goodwill amortisation.

-        Profit Before Tax

Profit before tax and goodwill amortisation and loss on disposal of businesses was (pound)67.2million, compared with (pound)72.5million last year.

-        Capital Restructuring

As described in the September 2002 interim statement, the Company created a special right, for a limited period, for Preference Shareholders to convert their Cumulative Redeemable Preference Shares into Ordinary Shares, at an enhanced conversion rate. The offer resulted in 70% of the Company's Preference Shares being converted and 89.8million new Ordinary Shares, arising from the conversion, were issued. The conversion has resulted in increased earnings per share and reduced financial gearing. It has also improved cash flow by more than (pound)9million this year, enhanced dividend cover and provided a more balanced capital structure. In addition, following the expiry of the special conversion right, the Company acquired 644,000 Preference Shares in the market for cancellation, at a cost of (pound)8.3million. The total number of Preference Shares in issue at 2nd February 2003 was 7.8million. The number of ordinary shares now in issue is 362.4million and the weighted average number of ordinary shares in issue during the year was 331.6million.

-        Earnings per Share

Earnings per share for the year were 9.3p (2001/2: 4.6p). Adjusted earnings per share for the year (before amortisation of goodwill and the loss on disposal of businesses) were 11.2pence (2001/2: 9.2pence), up 21.7%. This improvement reflects the capital restructuring described above and the consequent reduction in the preference dividend in the year to(pound)10.8million (2001/2:(pound)26.1million).

-        Dividend

The Board is recommending a final dividend of 5pence (2001/2: 5pence) making a total for the year of 9pence (2001/2: 9pence). The dividend is covered 1.14 times (adjusted). The final dividend is payable on 25th June 2003 to shareholders on the register on 30th May 2003.

-        Balance Sheet and Cash Flow

Net debt at 2nd February 2003 was (pound)209.2million, down from (pound)236.4million at 3rd February 2002, due to the impact of movement in exchange rates on re-translation of the Group's US dollar denominated borrowings. Net cash flow from operating activities in the year was 111% of operating profit before goodwill amortisation. Working capital remains stable and under tight control.

-        Loan Note Refinancing

The Company has $155million 7.0% Senior Notes, repayable in June 2003. In anticipation of this repayment the Company has secured additional funding, to be drawn in June 2003, of $225million, comprising $159million Senior Notes payable 2013 at an effective interest rate of 5.9% and $66million Senior Notes payable 2010 at an effective interest rate of 5.3%.

-        Disposal

The year's results reflect the disposal, in the second quarter, of D-A Lubricants, a non-core business. This resulted in a loss before tax on the disposal of (pound)4.9million, including (pound)2.6million of goodwill previously eliminated against reserves. In addition, (pound)0.1m of deferred consideration, relating to prior year disposals, was received in the fourth quarter.

-        Pensions

The Group accounts for pensions in accordance with SSAP 24. The profit and loss account includes a net pension credit of (pound)4.4million (2001/2:
(pound)5.3million) in relation to all of the Group's pension schemes. It is estimated that this pension credit will be reduced by approximately (pound)1.5million in the financial year ending 1st February 2004, primarily as a result of the decline in the market value of assets in the Group's UK and US defined benefit schemes.

Operations

-        Market Overview

The Group's main markets are in North America, Europe, Australasia and Asia. Economic activity has been subdued during the year in all the countries in which the Group operates, reflecting continued weakness in industrial demand. More recently, The Institute of Supply Management surveys in the US have shown some improvement in order books while equivalent European data has remained weak. The movement of higher volume electronic product manufacturing and assembly from the US and Western Europe to areas of lower cost has continued, while research and development and small quantity manufacturing, which are the markets targeted by the Group, are generally being maintained in existing locations.

Activity in the electronics industry, which is a major purchaser of Group products, was weak throughout the year in both the US and Europe, but appears to have stabilised. At its lowest point, the market has been estimated to be some 40% below its peak. Some major customers closed their plants for the last two weeks of the year and others imposed a short spending freeze to reduce costs. Despite the low level of industrial activity, Premier Farnell continues to execute its strategy of forging closer relationships with customers. In 2002, the Group improved its competitive position in all its major territories by increasing service performance and introducing new products and added value activities.

Marketing and Distribution Division (MDD)
Newark Electronics, Farnell, Buck & Hickman (acquired July 2001), CPC and MCM

                         ------------------ -------------------- -------------------- -------------------
                          4th Qtr 2002/3      4th Qtr 2001/2      Full Year 2002/3     Full Year 2001/2
                          (pound)m            (pound)m             (pound)m             (pound)m
------------------------ ------------------ -------------------- -------------------- -------------------
Sales                          155.2               172.8                660.2               688.2
------------------------ ------------------ -------------------- -------------------- -------------------
Op Profit *                    17.6                19.4                 75.2                 78.6
------------------------ ------------------ -------------------- -------------------- -------------------
Return on sales %*             11.3                11.2                 11.4                 11.4
------------------------ ------------------ -------------------- -------------------- -------------------

*Before goodwill amortisation

NOTE: All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates


Divisional sales for the year were (pound)660.2million (52 weeks) compared with (pound)688.2million last year (53 weeks). Sales per day were up 1.0% over last year, including Buck & Hickman (acquired in July 2001). Sales in the fourth quarter, were (pound)155.2million, up 2.2% over the same period last year, and 1.4% above the third quarter.

Throughout the division, work has been focused on winning additional sales in the absence of any help from the market. The division has concentrated on improving operational effectiveness and increasing share by targeting specific market segments. Closer customer relationships are being built using the newly installed customer relationship management (CRM) Siebel software, and added value services are helping customers increase their own productivity and reduce the overall cost of indirect material procurement. Evidence of the success of this strategy is demonstrated by the contracts signed this year with Vauxhall, Lockheed Martin, the US Government and Rolls Royce in March 2003.

-        The Americas

                       -------------------- -------------------- -------------------- -------------------
                         4th Qtr 2002/3       4th Qtr 2001/2      Full Year 2002/3     Full Year 2001/2
                         (pound)m             (pound)m             (pound)m             (pound)m
---------------------- -------------------- -------------------- -------------------- -------------------
Sales                         68.9                 85.4                 311.6               373.7
---------------------- -------------------- -------------------- -------------------- -------------------
Op Profit                      7.5                  9.3                 33.0                 38.4
---------------------- -------------------- -------------------- -------------------- -------------------
Return on sales %             10.9                 10.9                 10.6                 10.3
---------------------- -------------------- -------------------- -------------------- -------------------

NOTE: All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates

Sales in the Americas for the year were (pound)311.6million, compared to (pound)373.7million last year. Sales per day were down 9.7% against last year. In the fourth quarter, sales per day were down 2.1% compared to the fourth quarter last year and down 1.8% compared to the third quarter. The fourth quarter is normally the weakest as it includes Thanksgiving and Christmas/New Year holidays. This year, some large customers again took the opportunity to extend plant shutdowns. Operating margin for the year was 10.6%, compared with 10.3% in the previous year, despite sales per day being down 9.7%, reflecting tight control of gross margins and costs.

At Newark, sales per day have been stable from May 2002 in a generally weak market and internal analysis indicates Newark has gained market share. Importantly, gross margin remained constant during the year. The Newark distribution centre in Gaffney, South Carolina, has been recommended for ISO 14001 accreditation for its environmental management system. This internationally recognised standard is becoming a pre-requisite for trading with a number of large customers.

MCM sales for the year declined 5.2%, but in the fourth quarter showed growth of 1.1% on the same period last year, in a difficult market.

-        Europe and Asia Pacific

                         ------------------ -------------------- -------------------- -------------------
                          4th Qtr 2002/3      4th Qtr 2001/2      Full Year 2002/3     Full year 2001/2
                          (pound)m            (pound)m             (pound)m             (pound)m
------------------------ ------------------ -------------------- -------------------- -------------------
Sales                          86.3                87.4                 348.6               314.5
------------------------ ------------------ -------------------- -------------------- -------------------
Op Profit *                    10.1                10.1                 42.2                 40.2
------------------------ ------------------ -------------------- -------------------- -------------------
Return on sales %*             11.7                11.6                 12.1                 12.8
------------------------ ------------------ -------------------- -------------------- -------------------

*  Before goodwill amortisation

NOTE: All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates

Europe and Asia Pacific sales for the year were (pound)348.6million, up 13.3% over last year, including Buck & Hickman (acquired in July 2001). The fourth quarter sales performance was encouraging, up 6.5% compared to the same period last year and 4.2% above the third quarter. Gross margins in Europe and Asia Pacific were slightly ahead of last year and influenced by Farnell customers ordering smaller quantities at higher prices.

In the UK, total sales, including Buck & Hickman, for the year were up 19.7% at (pound)240.8million. Farnell annual sales in the UK were down 9.4% against the previous year, while in the fourth quarter, sales were down 3.5% compared to last year but 0.8% above the third quarter. Early in the year, Farnell won the Queen's Award for International Trade, following a strong export sales performance. This trend continued with export sales up 22.7% during the year. The return on sales in Europe and Asia Pacific for the year was 12.1%, (2001/2:
12.8%) with the reduction attributable to the inclusion of Buck & Hickman, which has a lower operating margin.

Buck & Hickman sales for the year were (pound)96.1million, (2001/2:
(pound)52.9million - acquired in July 2001) and in the fourth quarter sales were up 15.6% compared to the fourth quarter last year and 8.5% above the third quarter. This performance and gain in market share in a weak market demonstrate the success of winning some major customer accounts, in co-operation with Farnell. Also the focus on specific growth segments such as Health and Safety, have helped sales of these products increase 29% over the previous year.

CPC sales for the year improved 10.3% against last year and were ahead 10.1% in the fourth quarter over last year, although, they slowed slightly in January after a busy Christmas period.

Sales in mainland Europe were down 1.9%, against last year, but were up 3.2% in the fourth quarter, compared to the previous year, and 5.3% above the third quarter. Particular success was recorded in Germany and Austria, with fourth quarter sales 10.1% above last year and 7.6% above the third quarter. This performance partly reflects the Austrian branch opening earlier in the year, the development of major account sales and other marketing activities. A sales office was opened in Italy during March 2003 and the Italian contact centre staff have re-located to Milan from Leeds, in the UK. This move follows the pattern of the successful expansion into the Spanish market in 1999.

In January 2003, the principal customer list and certain sales executives of the electronic component distributor Merkelbach, based in Essen, Germany, were acquired for 350,000 Euros.

In Asia, annual sales were 10.1% over last year and in the fourth quarter were 15.9% ahead of last year, although they slowed compared to the third quarter. In Australia, against a weak electronics industry background, sales have been flat during the year with levels in the fourth quarter similar to last year.

Marketing and Distribution Division - Review of Progress

-        Focus on Major Customers Continues

In all Premier Farnell's key markets, major international businesses are beginning to apply the same procurement discipline to indirect material procurement that they have traditionally applied to production material costs. They are increasing their productivity by working with partnership suppliers, realising savings through electronic procurement, vendor reduction and vendor managed stockrooms. Premier Farnell's Marketing and Distribution Division is ideally placed to benefit from this trend around the world.

With Farnell, Buck & Hickman and CPC's unrivalled range of 240,000 products, UK customers are now able to reduce their vendor numbers easily and lower costs. Vendor managed inventory installations, ranging from full electronic systems to weekly manual check arrangements, are in place in many locations. There are now 246 managed stockrooms in North America, up from 98 at the end of last year, and in the UK there are 157, generating sales 27% ahead of last year. Each of these builds a closer and more durable relationship with customers and develops a working partnership.

Sales to major customers increased during the year, compared to the previous year. In the Americas, the 36 designated major corporate accounts reached 13% of Newark's sales and sales per day on these accounts improved by 3% over the previous year. The US Government Supply Agreement, signed in May 2002, fuelled an increase in Government sales per day of 12%.

In the UK, comparable sales to major customers increased 11%, excluding the new contract with Vauxhall, announced in October 2002. Contracts were signed with 19 customers during the year, and all are now in the process of development. Major account sales increased in France and Germany to customers including the French Department of Defence, Audi and Daimler Chrysler. New business was also won in Holland, Belgium, Spain and Australia.

The contract with Vauxhall, the UK operating Division of General Motors, enabled Vauxhall to replace many hundreds of suppliers of consumable products with Premier Farnell's UK businesses, working as one. A sophisticated vendor managed inventory system has been installed at Vauxhall with the local stockroom managed by on-site Buck & Hickman staff. This solution saves Vauxhall time and administration costs and detailed product usage reports are available on demand. This contract is expected to generate sales of (pound)40million over five years. In March 2003, the Group announced a

(pound)30million contract over three years with Rolls-Royce in the UK. This multi-site deal incorporates vendor managed inventory installations and eProcurement through Exostar, the aerospace portal.

-        Continued Growth in eCommerce Sales

Total electronic sales per day for the year increased 28% over last year, with Farnell showing growth of 82%. Electronic sales are now 8% of divisional sales.

Websites Show Sales Growth

Sales through websites, generally to smaller customers, have increased significantly as system improvements were rolled out across many different countries. Sales per day at Farnell increased 109% during the year and growth at CPC was 240%, following its new website launch in September 2002. MCM sales per day increased 29% in the year and at Newark, web sales increased 10%, as new website functionality was introduced during the latter part of the year. Further enhancements are planned for the coming year.

eProcurement Partnerships Increased

The division's leading eProcurement capability, which can connect to any recognised customer computer system, is another major reason for the success in developing major account sales. eProcurement sales per day in North America have increased by 52% and are now 27% of North American electronic sales. In Europe and Asia Pacific, sales per day have shown huge growth from a low base and in the fourth quarter were more than double third quarter sales.

The flexibility of the system means that a solution to a problem can be individually designed and exactly matched to customer needs. 43 new eProcurement partnerships have been completed in North America during the year, including Fuji Film, NBC and Johnson & Johnson and there are 42 potential customer partners at various stages of implementation. In Europe and Asia Pacific, 65 partnerships have been established during the year and 36 additional customers are preparing to implement eProcurement systems.

Generally, eProcurement partnerships take at least 12-18 months to develop fully as customers train staff to operate the new systems and impose compliance. Most customers introducing eProcurement are multi-site organisations which implement progressively across their organisations. By working with customers, the division assists them to realise fully the benefit of their investment, organising face to face courses and Internet guided training.

-        Business Development Initiatives

Challenge Program

Over the last few years, the division has invested in the recruitment of talented management and higher service levels to improve markedly the quality of the businesses to address the future needs of customers. It has also researched, identified and is now installing a world class integrated suite of customer facing systems. These include the global product and customer databases, Siebel customer relationship management software for more effective marketing, data analysis software to understand customer buying patterns, trading website technology and market leading eProcurement capability. The combination of people skills and systems has already delivered market share gains and gross margin stability. Whilst the development of the business will continue, with the implementation of integrated systems in the UK, (November 2002), and in the US (March 2003), the capital expenditure programme will be substantially complete.

InOne Brand Launched

Deployment of the integrated customer facing systems and the enhanced capabilities across the larger businesses in the division now mark a significant point in the Group's development and is the logical time to bring the companies together under the new brand name "InOne". Early this year Newark, Farnell and Buck & Hickman will be renamed as Newark InOne, Farnell InOne and BuckHickman InOne. MCM will become endorsed as MCM, an InOne company, while CPC remains unchanged, because its customers have demonstrably different needs. The cost of this rebranding exercise is (pound)2.4million and will be charged in the first quarter of the financial year 2003/4.

The unification of the businesses under the "InOne" name highlights to customers, suppliers and employees the close alignment between these businesses and their near global capability and reach. It will also enhance international collaboration. Using the "InOne" brand name as a suffix retains the goodwill of the existing brands and provides further opportunity to promote, through marketing initiatives, the major improvements in product range and services achieved during the recent past. The parent company will continue to be called Premier Farnell plc.

Marketing Initiatives

Plans are underway this year to increase further activity in a number of marketing areas so as to secure further market share gains and establish a broader position for the future.

These initiatives include:

- Introducing a significant number of new products throughout the division.
- Expanding direct marketing to capitalise on the data collected and analysed over the past year.
- Expanding and promoting the Product Find service database to include 6 million products.
- Introducing a further 1.1 million products to the Newark website listed for direct search by customers in March 2003.
- Promoting stockroom management for customers using both manual and electronic systems.
- Continuing to expand the flexible capability to link electronically with larger customers to increase the number of eProcurement partnerships and enhance existing relationships.
- Continue to penetrate major account customers with multiple locations to increase their level of purchases from the division.


Industrial Products Division

                       -------------------- -------------------- -------------------- -------------------
                         4th Qtr 2002/3       4th Qtr 2001/2      Full Year 2002/3     Full Year 2001/2
                         (pound)m             (pound)m             (pound)m             (pound)m
---------------------- -------------------- -------------------- -------------------- -------------------
Sales :
Continuing
businesses                    22.0                 23.4                 93.4                 95.8
Businesses sold                                     3.6                  5.4                 22.4
---------------------- -------------------- -------------------- -------------------- -------------------
Op Profit                      3.9                  3.7                 15.2                 17.7
---------------------- -------------------- -------------------- -------------------- -------------------
Return on sales %             17.7                 13.7                 15.4                 15.0
---------------------- -------------------- -------------------- -------------------- -------------------

NOTE: All growth rates are quoted throughout for continuing businesses and like periods at constant exchange rates

-        Akron Brass

Sales per day at Akron Brass, the manufacturer of fire service nozzles and water cannons, were 4.0% above last year. Sales to the US municipal and original equipment markets increased, but the industrial segment was weaker. The business has continued to benefit from the investment in new plant in September 2001 and efficiency rates have continued to improve.

-        TPC Wire and Cable

Despite difficult market conditions, TPC achieved growth in sales per day of 3.1% over last year, with fourth quarter sales well ahead of both the same period last year and the third quarter. The original equipment market has remained quiet across North America but the maintenance market has improved.

New and engineered products accounted for some 30% of sales during the year, offsetting other market segment reductions.

-        Kent

The Kent distribution business experienced declining markets in most countries, but sales per day were only 0.9% below last year. The sales force salary restructuring has now been completed in all countries, although it caused some disruption in France during the second half of the year. The re-skilling of the sales force, which accompanied this process, has enabled the introduction of new products and sales productivity is now increasing across the business.

Outlook

The Group's principal businesses have secured market share gains against a background of harsh economic and industry conditions. This progress has been supported by important initiatives in many areas, including eProcurement solutions, vendor managed inventory installations, increased product ranges, improved service levels and geographical expansion.

The Group has further enhanced its proposition to customers during the year, enabling them to increase productivity. Notwithstanding the political and global economic outlook and the lack of confidence in major industrial markets, the Board remains confident that it is pursuing the appropriate strategy.

Sir Malcolm Bates
Chairman

19th March 2003




Cautionary Statement for Purposes of the "Safe Harbor" Provisions of the United States Private Securities Litigation Reform Act of 1995: The U.S. Private Securities Litigation Reform Act of 1995 provides a "safe harbor" for forward-looking statements. This press release contains certain forward-looking statements relating to the business of the Group and certain of its plans and objectives, including, but not limited to, future capital expenditures, future ordinary expenditures and future actions to be taken by the Group in connection with such capital and ordinary expenditures, the introduction of new information technology and e-commerce platforms, the expected benefits and future actions to be taken by the Group in respect of certain sales and marketing initiatives, operating efficiencies and economies of scale. By their nature forward-looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. Actual expenditures made and actions taken may differ materially from the Group's expectations contained in the forward-looking statements as a result of various factors, many of which are beyond the control of the Group. These factors include, but are not limited to, the implementation of cost-saving initiatives to offset current market conditions, integration of new personnel and new information systems, continued use and acceptance of e-commerce programs and systems and the impact on other distribution systems, the ability to expand into new markets and territories, the implementation of new sales and marketing initiatives, changes in demand for electronic, electrical, electromagnetic and industrial products, rapid changes in distribution of products and customer expectations, the ability to introduce and customers' acceptance of new services, products and product lines, product availability, the impact of competitive pricing, fluctuations in foreign currencies, and changes in interest rates and overall market conditions, particularly the impact of changes in world-wide and national economies.

CONSOLIDATED PROFIT AND LOSS ACCOUNT

For the fourth quarter and financial year ended 2nd February 2003

                                                                       2002/3         2001/2          2002/3         2001/2
                                                                       FOURTH         Fourth            FULL           Full
                                                                      QUARTER        quarter            YEAR           year
                                                                   (13 WEEKS)     (14 weeks)      (52 WEEKS)     (53 weeks)
                                                                    UNAUDITED      unaudited         AUDITED        audited
                                                      Notes          (POUND)M       (pound)m        (POUND)M       (pound)m
                                                                -----------------------------  -----------------------------
TURNOVER                                                1               177.2          199.8           759.0          806.4
                                                                -----------------------------  -----------------------------

OPERATING PROFIT
                                                                -----------------------------  -----------------------------
 - before amortisation of goodwill                                       19.7           21.0            82.9           88.4
 - amortisation of goodwill                                             (0.6)          (0.6)           (2.6)          (1.5)
                                                                -----------------------------  -----------------------------
TOTAL OPERATING PROFIT                                  1                19.1           20.4            80.3           86.9
Loss on disposal of businesses                          2                 0.1              -           (4.8)         (11.0)
Net interest payable                                                    (3.9)          (4.6)          (15.7)         (15.9)
                                                                -----------------------------  -----------------------------
PROFIT BEFORE TAXATION                                  3                15.3           15.8            59.8           60.0
Taxation                                                4               (3.7)          (4.0)          (18.2)         (21.4)
                                                                -----------------------------  -----------------------------
PROFIT AFTER TAXATION                                                    11.6           11.8            41.6           38.6
Preference dividend                                                     (1.7)          (6.5)          (10.8)         (26.1)
                                                                -----------------------------  -----------------------------
PROFIT ATTRIBUTABLE TO ORDINARY

  SHAREHOLDERS                                                            9.9            5.3            30.8           12.5
Ordinary dividend                                                      (18.1)         (13.6)          (32.6)         (24.5)
                                                                -----------------------------  -----------------------------
RETAINED LOSS FOR THE YEAR                                              (8.2)          (8.3)           (1.8)         (12.0)
                                                                =============================  =============================


EARNINGS PER SHARE                                      5
Basic

  Before amortisation of goodwill and disposals                          2.9P           2.2p           11.2P           9.2p
  After amortisation of goodwill and disposals                           2.7P           2.0p            9.3P           4.6p

Diluted

  Before amortisation of goodwill and disposals                          2.9P           2.2p           11.2P           9.2p
  After amortisation of goodwill and disposals                           2.7P           2.0p            9.3P           4.6p

DIVIDEND PER SHARE                                                                                      9.0P           9.0p



All of the Group's turnover and operating profit relates to continuing operations. There is no material difference between the results as disclosed in the profit and loss account and the results on an unmodified historical cost basis.

Statement of Total Recognised Gains and Losses

For the financial year ended 2nd February 2003

                                                                                                    2002/3         2001/2
                                                                                                      FULL           Full
                                                                                                      YEAR           year
                                                                                                (52 WEEKS)     (53 weeks)
                                                                                                   AUDITED        audited
                                                                                                  (POUND)M       (pound)m
                                                                                              ----------------------------

Profit after taxation                                                                                 41.6           38.6
Currency translation adjustment                                                                      (0.3)          (1.3)
                                                                                              ----------------------------
Total recognised gains for the year                                                                   41.3           37.3
Prior year adjustment                                                                                    -           16.2
                                                                                              ----------------------------
Total recognised gains since last Annual Report                                                       41.3           53.5
                                                                                              ============================

Consolidated Profit and Loss Account

For the fourth quarter and financial year ended 2nd February 2003

                                                                          2002/3         2001/2          2002/3          2001/2
                                                                          FOURTH         Fourth            FULL            Full
                                                                         QUARTER        quarter            YEAR            year
                                                                      (13 WEEKS)     (14 weeks)      (52 WEEKS)      (53 weeks)
                                                                       UNAUDITED      unaudited         AUDITED         audited
                                                         Notes                $M             $m              $M              $m
                                                                  -------------------------------  ------------------------------
TURNOVER                                                   1                283.5          283.7         1,161.3         1,153.2
                                                                  ===============================  ==============================

OPERATING PROFIT
                                                                  -------------------------------  ------------------------------
 - before amortisation of goodwill                                           31.5           29.8           126.9           126.4
 - amortisation of goodwill                                                 (0.9)          (0.8)           (4.0)           (2.1)
                                                                  -------------------------------  ------------------------------
TOTAL OPERATING PROFIT                                     1                 30.6           29.0           122.9           124.3
Loss on disposal of businesses                             2                  0.2              -           (7.4)          (15.7)
Net interest payable                                                        (6.3)          (6.5)          (24.0)          (22.8)
PROFIT BEFORE TAXATION                                     3                 24.5           22.5            91.5            85.8
Taxation                                                   4                (5.9)          (5.7)          (27.9)          (30.6)
                                                                  -------------------------------  ------------------------------
PROFIT AFTER TAXATION                                                        18.6           16.8            63.6            55.2
Preference dividend                                                         (2.7)          (9.2)          (16.5)          (37.3)
                                                                  -------------------------------  ------------------------------
PROFIT ATTRIBUTABLE TO ORDINARY
  SHAREHOLDERS                                                               15.9            7.6            47.1            17.9
Ordinary dividend                                                          (29.0)         (19.3)          (49.9)          (35.0)
                                                                  -------------------------------  ------------------------------
RETAINED LOSS FOR THE YEAR                                                 (13.1)         (11.7)           (2.8)          (17.1)
                                                                  ===============================  ==============================
EARNINGS PER SHARE                                         5
Basic

  Before amortisation of goodwill and disposals                            $0.046        $0.031       $0.171        $0.132
  After amortisation of goodwill and disposals                             $0.043        $0.028       $0.142        $0.066

Diluted

  Before amortisation of goodwill and disposals                            $0.046        $0.031       $0.171        $0.132
  After amortisation of goodwill and disposals                             $0.043        $0.028       $0.142        $0.066

The translation of sterling into US dollars has been
presented for convenience purposes only using the
following average exchange rates:                                            1.60          1.42         1.53          1.43

CONSOLIDATED BALANCE SHEET

As at 2nd February 2003

                                                                               2ND FEBRUARY      3rd February
                                                                                       2003              2002
                                                                                    AUDITED           audited
                                                                Notes              (POUND)M          (pound)m
                                                                        --------------------------------------
FIXED ASSETS
   Intangible assets                                                                   48.5              51.1
   Tangible assets                                                                    112.9             114.1
   Interests in own shares                                                              0.2               0.5
                                                                        --------------------------------------
                                                                                      161.6             165.7
                                                                        --------------------------------------
CURRENT ASSETS
   Stocks                                                                             147.8             152.9
   Debtors - due within one year                                                      121.8             132.1
           - due after more than one year                                              82.2              87.0
   Cash and short term deposits                                   8                    29.6              28.1
                                                                        --------------------------------------
                                                                                      381.4             400.1
                                                                        --------------------------------------
CREDITORS DUE WITHIN ONE YEAR
   Loans and overdrafts                                           8                  (97.3)            (23.0)
   Other                                                                            (157.4)           (145.6)
                                                                        --------------------------------------
                                                                                    (254.7)           (168.6)
                                                                        --------------------------------------
NET CURRENT ASSETS                                                                    126.7             231.5
                                                                        --------------------------------------

Total assets less current liabilities                                                 288.3             397.2
Creditors due after more than one year
   Loans                                                          8                 (141.5)           (241.5)
Provisions for liabilities and charges                            6                  (43.3)            (44.2)
                                                                        --------------------------------------
Net assets                                                                            103.5             111.5
                                                                        ======================================

Equity shareholders' funds                                                           (23.2)           (375.2)
Non-equity shareholders' funds                                                        126.7             486.7
                                                                        --------------------------------------
Total shareholders' funds                                                             103.5             111.5
                                                                        ======================================

Reconciliation of Movements in Shareholders' Funds

For the financial year ended 2nd February 2003

                                                                                     2002/3            2001/2
                                                                                       FULL              Full
                                                                                       YEAR              year
                                                                                 (52 WEEKS)        (53 weeks)
                                                                                    AUDITED           audited
                                                                 Notes             (POUND)M          (pound)m
                                                                        --------------------------------------
Profit after taxation                                                                  41.6              38.6
Dividends - preference                                                               (10.8)            (26.1)
          - ordinary                                                                 (32.6)            (24.5)
                                                                        --------------------------------------
                                                                                      (1.8)            (12.0)
New share capital subscribed                                                            0.7               0.2
Purchase of own preference shares                                 9                   (8.3)                 -
Preference share conversion costs                                 9                   (0.9)                 -
Goodwill reinstated on disposal of businesses                     2                     2.6              25.6
Currency translation adjustment                                                       (0.3)             (1.3)
                                                                        --------------------------------------
NET CHANGE IN SHAREHOLDERS' FUNDS                                                     (8.0)              12.5
Opening shareholders' funds                                                           111.5              99.0
                                                                        --------------------------------------
CLOSING SHAREHOLDERS' FUNDS                                                           103.5             111.5
                                                                        ======================================

Consolidated Balance Sheet

As at 2nd February 2003

                                                                 2ND FEBRUARY     3rd February
                                                                         2003             2002
                                                                      AUDITED          audited
                                                                           $M               $m
                                                               --------------------------------
FIXED ASSETS
   Intangible assets                                                     79.5             72.0
   Tangible assets                                                      185.2            160.9
   Interests in own shares                                                0.3              0.7
                                                               --------------------------------
                                                                        265.0            233.6
                                                               --------------------------------

CURRENT ASSETS
   Stocks                                                               242.4            215.6
   Debtors - due within one year                                        199.8            186.2
           - due after more than one year                               134.8            122.7
   Cash and short term deposits                                          48.5             39.6
                                                               --------------------------------
                                                                        625.5            564.1
                                                               --------------------------------
CREDITORS DUE WITHIN ONE YEAR

Loans and overdrafts                                                  (159.6)           (32.4)
Other                                                                 (258.1)          (205.3)
                                                               --------------------------------
                                                                      (417.7)          (237.7)
                                                               --------------------------------
NET CURRENT ASSETS                                                      207.8            326.4
                                                               --------------------------------

Total assets less current liabilities                                   472.8            560.0
Creditors due after more than one year
Loans                                                                 (232.1)          (340.5)

Provisions for liabilities and charges                                 (71.0)           (62.3)
                                                               --------------------------------
Net assets                                                              169.7            157.2
                                                               ================================

Equity shareholders' funds                                             (38.1)          (529.0)
Non-equity shareholders' funds                                          207.8            686.2
                                                               --------------------------------
Total shareholders' funds                                               169.7            157.2
                                                               ================================

The translation of sterling into US dollars
has been presented for convenience purposes only
using the following year end exchange rates:                             1.64             1.41

Summarised Consolidated Cash Flow Statement

For the fourth quarter and financial year ended 2nd February 2003

                                                                       2002/3           2001/2         2002/3        2001/2
                                                                       FOURTH           Fourth           FULL          Full
                                                                      QUARTER          quarter           YEAR          year
                                                                   (13 WEEKS)       (14 weeks)     (52 WEEKS)    (53 weeks)
                                                                    UNAUDITED        unaudited        AUDITED       audited
                                                      Notes          (POUND)M         (pound)m       (POUND)M      (pound)m
                                                               --------------------------------  ---------------------------
OPERATING PROFIT                                                         19.1             20.4           80.3          86.9
Depreciation and non-cash items                                           2.3              1.7           11.6           8.9
WORKING CAPITAL                                                         (3.0)              6.7            0.1          11.3
                                                               --------------------------------  ---------------------------
Net cash inflow from operating
   activities                                           7                18.4             28.8           92.0         107.1

Net interest payable                                                    (7.7)            (8.1)         (15.8)        (15.6)
Preference dividends                                                    (3.3)           (13.0)         (10.8)        (26.1)
Taxation paid                                                           (1.6)            (8.0)         (12.7)        (27.4)
Purchase of tangible fixed assets                                       (9.8)            (4.1)         (24.9)        (24.8)
Sale of tangible fixed assets                                             1.3              0.6            1.7           1.3
Purchase of own ordinary shares                                             -                -              -         (0.6)
Purchase of subsidiary undertaking                                          -            (0.1)              -        (66.0)
Purchase of minority interest                                               -            (0.3)              -         (0.3)
Disposal of subsidiary undertakings (net of costs)                        0.1            (0.4)            3.3          27.5
Ordinary dividends paid                                                     -                -         (28.1)        (24.5)
                                                               --------------------------------  ---------------------------
Cash (outflow)/inflow before use of
   liquid resources and financing                                       (2.6)            (4.6)            4.7        (49.4)

Decrease in short term deposits
    with banks                                                              -                -              -          16.3
Issue of ordinary shares                                                  0.2              0.2            0.7           0.2
Purchase of own preference shares                                           -                -          (8.3)             -
Preference share conversion costs                                           -                -          (0.9)             -
New bank loans                                                            6.1                -           29.1          48.0
Repayment of bank loans                                                (13.0)            (6.0)         (23.0)        (11.0)

                                                               --------------------------------  ---------------------------
(Decrease)/increase in cash                                             (9.3)           (10.4)            2.3           4.1
                                                               ================================  ===========================

Reconciliation of net debt
Net debt at beginning of year                                                                         (236.4)       (179.2)
Increase in cash                                                                                          2.3           4.1
Decrease in short term deposits                                                                             -        (16.3)
Increase in debt                                                                                        (6.1)        (37.0)
Exchange movement                                                                                        31.0         (8.0)
                                                                                                 ---------------------------
Net debt at end of year                                 8                                             (209.2)       (236.4)
                                                                                                 ===========================

Summarised Consolidated Cash Flow Statement

For the fourth quarter and financial year ended 2nd February 2003

                                                                        2002/3           2001/2        2002/3             2001/2
                                                                        FOURTH           Fourth          FULL               Full
                                                                       QUARTER          quarter          YEAR               year
                                                                    (13 WEEKS)       (14 weeks)     (52WEEKS)         (53 weeks)
                                                                     UNAUDITED        unaudited       AUDITED            audited
                                                                            $M               $m            $M                 $m
                                                               --------------------------------- --------------------------------
Operating profit                                                          30.6             29.0         122.9              124.3
Depreciation and non-cash items                                            3.6              2.4          17.7               12.7
Working capital                                                          (4.8)              9.5           0.2               16.2
                                                               --------------------------------- --------------------------------
Net cash inflow from operating
   activities                                                             29.4             40.9         140.8              153.2

Net interest payable                                                    (12.3)           (11.5)        (24.2)             (22.3)
Preference dividends                                                     (5.3)           (18.5)        (16.5)             (37.3)
Taxation paid                                                            (2.6)           (11.4)        (19.4)             (39.2)
Purchase of tangible fixed assets                                       (15.7)            (5.8)        (38.1)             (35.5)
Sale of tangible fixed assets                                              2.1              0.8           2.6                1.9
Purchase of own ordinary shares                                              -                -             -              (0.9)
Purchase of subsidiary undertaking                                           -            (0.1)             -             (94.4)
Purchase of minority interest                                                -            (0.4)             -              (0.4)
Disposal of subsidiary undertakings (net of costs)                         0.2            (0.6)           5.0               39.3
Ordinary dividends paid                                                      -                -        (43.0)             (35.0)
                                                               --------------------------------- --------------------------------
Cash (outflow)/inflow before use of
   liquid resources and financing                                        (4.2)            (6.6)           7.2             (70.6)

Decrease in short term deposits
with banks                                                                   -                -             -              23.3
Issue of ordinary shares                                                   0.3              0.3           1.1               0.3
Purchase of own preference shares                                            -                -        (12.7)                 -
Preference share conversion costs                                            -                -         (1.4)                 -
New bank loans                                                             9.8                -          44.5              68.6
Repayment of bank loans                                                 (20.8)            (8.5)        (35.2)            (15.7)

                                                               --------------------------------- -------------------------------
(Decrease)/increase in cash                                             (14.9)           (14.8)           3.5               5.9
                                                               ================================= ===============================


The translation of sterling into US dollars
has been presented for convenience purposes
only using the following average exchange rates:                         1.60             1.42          1.53              1.43

Notes

1) Segment information
i) Business segments

                                                                         2002/3         2001/2         2002/3            2001/2
                                                                         FOURTH         Fourth           FULL              Full
                                                                        QUARTER        quarter           YEAR              year
                                                                     (13 WEEKS)     (14 weeks)     (52 WEEKS)        (53 weeks)
                                                                      UNAUDITED      unaudited        AUDITED           audited
                                                                       (POUND)M       (pound)m       (POUND)M          (pound)m
                                                                ------------------------------- --------------------------------
Turnover
Marketing & Distribution Division
   Americas                                                                68.9           85.4          311.6             373.7
   Europe and Asia Pacific                                                 86.3           87.4          348.6             314.5
                                                                ------------------------------- --------------------------------
                                                                          155.2          172.8          660.2             688.2
Industrial Products Division                                               22.0           27.0           98.8             118.2
                                                                ------------------------------- --------------------------------
                                                                          177.2          199.8          759.0             806.4
                                                                =============================== ================================
Operating profit
Marketing & Distribution Division
    Americas                                                                7.5            9.3          33.0             38.4
    Europe and Asia Pacific                                                10.1           10.1          42.2             40.2
                                                                ------------------------------- ------------------------------
                                                                           17.6           19.4          75.2             78.6
    Amortisation of goodwill*                                             (0.6)          (0.6)         (2.6)            (1.5)
                                                                ------------------------------- ------------------------------
                                                                           17.0           18.8          72.6             77.1
Industrial Products Division                                                3.9            3.7          15.2             17.7
Head Office costs                                                         (1.8)          (2.1)         (7.5)            (7.9)
                                                                ------------------------------- ------------------------------
                                                                           19.1           20.4          80.3             86.9
                                                                =============================== ==============================


Net operating assets
Marketing & Distribution Division
   Americas                                                                                            123.9            136.6
   Europe and Asia Pacific                                                                             139.6            138.7
                                                                                                ------------------------------
                                                                                                       263.5            275.3
Industrial Products Division                                                                            25.8             40.1
                                                                                                ------------------------------
                                                                                                       289.3            315.4
                                                                                                ===============================

                                                                             $M             $m            $M               $m
                                                                ------------------------------- ------------------------------
Turnover
Marketing & Distribution Division

   Americas                                                               110.2          121.3         476.7            534.4
   Europe and Asia Pacific                                                138.1          124.1         533.4            449.8
                                                                ------------------------------- ------------------------------
                                                                          248.3          245.4       1,010.1            984.2
Industrial Products Division                                               35.2           38.3         151.2            169.0
                                                                ------------------------------- ------------------------------
                                                                          283.5          283.7       1,161.3          1,153.2
                                                                =============================== ==============================
Operating profit
Marketing & Distribution Division
    Americas                                                               12.0           13.2          50.5             54.9
    Europe and Asia Pacific                                                16.2           14.3          64.6             57.5
                                                                ------------------------------- ------------------------------
                                                                           28.2           27.5         115.1            112.4
    Amortisation of goodwill*                                             (0.9)          (0.8)         (4.0)            (2.1)
                                                                ------------------------------- ------------------------------
                                                                           27.3           26.7         111.1            110.3
Industrial Products Division                                                6.2            5.3          23.3             25.3
Head Office costs                                                         (2.9)          (3.0)        (11.5)           (11.3)
                                                                ------------------------------- ------------------------------
                                                                           30.6           29.0         122.9            124.3
                                                                =============================== ==============================

Net operating assets
Marketing & Distribution Division

   Americas                                                                                            203.2            192.6
   Europe and Asia Pacific                                                                             228.9            195.6
                                                                                                ------------------------------
                                                                                                       432.1            388.2
Industrial Products Division                                                                            42.3             56.5
                                                                                                ------------------------------
                                                                                                       474.4            444.7
                                                                                                ==============================

*Amortisation of goodwill relates to the acquisition of Buck & Hickman in 2001/2 (Europe and Asia Pacific segment).

ii) Geographical segments by origin

                                                                        2002/3       2001/2            2002/3          2001/2
                                                                          FULL         Full              FULL            Full
                                                                          YEAR         year              YEAR            year
                                                                    (52 WEEKS)   (53 weeks)        (52 WEEKS)      (53 weeks)
                                                                       AUDITED      audited           AUDITED         audited
                                                                      (POUND)M     (pound)m                $M              $m
                                                               -----------------------------   -------------------------------
     Turnover
     Americas                                                            375.3       456.9              574.2           653.4
     UK                                                                  251.6       215.5              385.0           308.2
     Rest of World                                                       132.1       134.0              202.1           191.6
                                                               ----------------------------     ------------------------------
                                                                         759.0       806.4            1,161.3         1,153.2
                                                               ============================     ==============================
     Operating profit
     Americas                                                             45.8         52.9              70.1            75.6
     UK                                                                   36.4         34.1              55.7            48.8
     Rest of World                                                         8.2          9.3              12.6            13.3
     Head Office                                                         (7.5)        (7.9)            (11.5)          (11.3)
     Amortisation of goodwill (UK)                                       (2.6)        (1.5)             (4.0)           (2.1)
                                                               -----------------------------    ------------------------------
                                                                          80.3         86.9             122.9           124.3
                                                               =============================    ==============================
     Net operating assets

     Americas                                                            116.4        168.3             190.9           237.3
     UK                                                                  132.1        112.7             216.6           158.9
     Rest of World                                                        40.8         34.4              66.9            48.5
                                                               -----------------------------    ------------------------------
                                                                         289.3        315.4             474.4           444.7
                                                               =============================    ===============================

The geographical analysis of turnover by destination is not significantly different from that shown above.

iii)  Reconciliation of net operating assets with net assets

                                                           2ND          3rd
                                                      FEBRUARY     February
                                                          2003         2002
                                                       AUDITED      audited
                                                      (POUND)M     (pound)m
                                                ----------------------------
        Net operating assets                             289.3        315.4
        Net debt                                       (209.2)      (236.4)
        Goodwill                                          48.5         51.1
        Pension fund prepayment                           82.2         87.0
        Tax, dividends and other                       (107.3)      (105.6)
                                                ----------------------------
        Net assets                                       103.5        111.5
                                                ============================

2        Disposal of businesses

                                                                                             2002/3       2001/2
                                                                                               FULL         Full
                                                                                               YEAR         year
                                                                                            AUDITED      audited
                                                                                           (POUND)M     (pound)m
                                                                                     ----------------------------
        Loss/(gain) on assets sold (net of costs)                                               2.3       (14.6)
        Goodwill previously eliminated against reserves                                         2.6         25.6
                                                                                     ----------------------------
        Loss on disposal of businesses in the year                                              4.9         11.0
        Deferred consideration received from 2001/2 disposals                                 (0.1)            -
                                                                                     ----------------------------
        Loss on disposal of businesses                                                          4.8         11.0
                                                                                     ============================

         On 28th June 2002, the Company sold DA Lubricants, the speciality lubricants business of the Industrial Products Division in North America, for a consideration of (pound)4.3m.

         In the period up to disposal, this business contributed (pound)5.4m of sales (2001/2: fourth quarter (pound)3.6m and full year (pound)15.3m) and incurred an operating loss of (pound)0.1m (2001/2: fourth quarter operating profit (pound)nil and full year operating profit (pound)0.4m).

3       Profit before taxation

        Profit before taxation is stated after charging/(crediting):

                                                      2002/3       2001/2         2002/3      2001/2
                                                        FULL         Full           FULL        Full
                                                        YEAR         year           YEAR        year
                                                     AUDITED      audited        AUDITED     audited
                                                    (POUND)M     (pound)m             $M          $m
                                                   -----------------------    -----------------------
        Gain on sale of fixed assets                   (0.5)        (1.5)          (0.8)       (2.1)
        Restructuring costs                              0.6          1.6            0.9         2.3
        Performance share plan                             -          1.2              -         1.7

4        Taxation

         The taxation charge comprises a current year charge of (pound)20.1m (2001/2: (pound)22.1m), which represents an effective rate of 29.9% (2001/2: 30.5%), excluding the loss on disposal of businesses and goodwill amortisation. A credit arose in respect of prior years of (pound)1.0m (2001/2: (pound)0.7m). A tax credit of (pound)0.9m arose on the business disposal referred to in Note 2. No tax charge/credit arose on the business disposals in 2001/2.

5        Earnings per share

         Basic earnings per share are based on the profit attributable to ordinary shareholders and the weighted average number of ordinary shares in issue, excluding those shares held by the Premier Farnell Executive Trust. For diluted earnings per share, the weighted average number of ordinary shares in issue is adjusted to assume issue of all dilutive potential ordinary shares, i.e. those share options granted to employees where the exercise price is less than the average market price of the Company's ordinary shares during the year.

Reconciliations of earnings and the weighted average number of shares used in the calculations for the full year are set out below.

                                                                                             2002/3           2001/2
                                                                                               FULL             Full
                                                                                               YEAR             year
                                                                                            AUDITED          audited
                                                                                           (POUND)M         (pound)m
                                                                                     --------------------------------

        Profit attributable to ordinary shareholders                                           30.8             12.5
        Loss on disposal of businesses                                                          4.8             11.0
        Tax attributable to disposal of businesses                                            (0.9)                -
        Amortisation of goodwill                                                                2.6              1.5
                                                                                     --------------------------------
        Profit attributable to ordinary shareholders before amortisation
        of goodwill and  disposals                                                             37.3             25.0
                                                                                     --------------------------------

                                                                                             NUMBER           Number

                                                                                     --------------------------------

        Weighted average number of shares                                               331,570,659      271,879,752
        Dilutive effect of share options                                                    850,520        1,007,168
                                                                                     --------------------------------
        Diluted weighted average number of shares                                       332,421,179      272,886,920
                                                                                     ================================

        Basic earnings per share
          Before amortisation of goodwill and disposals                                       11.2P             9.2p
          After amortisation of goodwill and disposals                                         9.3P             4.6p

        Diluted earnings per share
          Before amortisation of goodwill and disposals                                       11.2P             9.2p
          After amortisation of goodwill and disposals                                         9.3P             4.6p

        Adjusted earnings per share (ie before amortisation of goodwill and disposals) have been provided in order to facilitate year on year comparison.

6        Provisions for liabilities and charges

         Provisions for liabilities and charges comprise deferred taxation of(pound)36.6m (3rd February 2002: (pound)37.7m), provision for overseas post-retirement obligations of(pound)5.2m (3rd February 2002:(pound)5.0m) and provision for dilapidation costs on leased properties of(pound)1.5m (3rd February 2002:(pound)1.5m).

7 Reconciliation of operating profit to net cash inflow from operating activities

                                                                                              2002/3             2001/2
                                                                                                FULL               Full
                                                                                                YEAR               year
                                                                                             AUDITED            audited
                                                                                            (POUND)M           (pound)m
                                                                                ----------------------------------------
        Operating profit                                                                        80.3               86.9
        Depreciation charge (net of gain on disposals)                                          15.8               14.1
        Amortisation of goodwill                                                                 2.6                1.5
        Net pension credit                                                                     (6.8)              (6.7)
        (Increase)/decrease in stocks                                                          (9.0)                9.3
        Decrease in debtors                                                                      0.8               29.7
        Increase/(decrease) in creditors                                                         8.3             (27.7)
                                                                                ----------------------------------------
        Net cash inflow from operating activities                                               92.0              107.1
                                                                                ========================================

8       Net debt

                                                                                        2ND FEBRUARY       3rd February
                                                                                                2003               2002
                                                                                             AUDITED            audited
                                                                                            (POUND)M           (pound)m
                                                                                ----------------------------------------
        Cash and short term deposits                                                            29.6               28.1
        Unsecured loans and overdrafts                                                       (238.8)            (264.5)
                                                                                ----------------------------------------
                                                                                             (209.2)            (236.4)
                                                                                ========================================
        Unsecured loans and overdrafts comprise:
        Bank overdrafts                                                                          2.7                3.0
        Bank loans                                                                              44.0               37.0
        7.0% US dollar Guaranteed Senior Notes payable 2003                                     94.5              109.9
        7.2% US dollar Guaranteed Senior Notes payable 2006                                     94.5              109.9
        Other loans                                                                              3.1                4.7
                                                                                ----------------------------------------
                                                                                               238.8              264.5
                                                                                ========================================

        Unsecured loans and overdrafts are repayable as follows:

        Within one year                                                                         97.3               23.0
        Between one and two years                                                                0.2              109.9
        Between two and five years                                                             138.8              126.9
        After five years                                                                         2.5                4.7
                                                                                ----------------------------------------
                                                                                               238.8              264.5
                                                                                ========================================


         The Group has committed bank facilities expiring in 2006 of (pound)125m of which (pound)44m was drawn down at 2nd February 2003. Since the year end, the Group has raised $225m ((pound)137m) of new funding, principally in order to refinance the 7.0% Senior Notes repayable in June 2003. This comprises $66m Senior Notes payable 2010 and $159m Senior Notes payable 2013 at fixed interest rates of 5.3% and 5.9%, respectively.

9        Capital restructuring

         On 13th May 2002 shareholders approved a special conversion right which enabled preference shareholders, for a limited period, to convert their preference shares into ordinary shares at an enhanced rate of conversion of 4.6 ordinary shares for each preference share. This compares to the normal conversion rate of approximately 2.1 ordinary shares for each preference share. The right to exercise this special conversion expired on 24th June 2002 for US holders and on 26th June 2002 for UK holders. Holders of preference shares were entitled to receive a one-time payment in lieu of the preference dividend in respect of those preference shares converted of 19.8 pence for each sterling preference share converted or $0.30 for each US preference share converted.

         As a result of the special conversion right, 19.5 million preference shares were converted into 89.8 million ordinary shares. The total number of ordinary shares in issue on 2nd February 2003 was 362.4 million (3rd February 2002: 272.2 million).

         In addition, on 3rd and 4th July 2002 the Company purchased a total of
         0.6 million of its own preference shares at a cost of (pound)8.3m. These shares were subsequently cancelled. The total number of preference shares in issue on 2nd February 2003 was 7.8 million (3rd February 2002: 27.9 million).

10       Pensions

         The Group accounts for pensions in accordance with SSAP 24. The Group's net assets include a pension asset of (pound)82.2m (3rd February 2002:
         (pound)87.0m) which is included in debtors due after more than one year. The consolidated profit and loss account includes a net pension credit of (pound)4.4m (2001/2: (pound)5.3m) in relation to all of the Group's pension schemes. It is estimated that this credit will be reduced by approximately (pound)1.5m in the 2003/4 financial year, primarily as result of the decline in the market value of assets in the Group's UK and US defined benefit schemes.

         The results do not reflect the adoption of FRS 17, Retirement Benefits, which is not mandatory until 2005/6. If the standard had been fully adopted in 2002/3, profit before tax would have been reduced by (pound)3.2m, which is the net of (pound)10.2m charged to operating profit and (pound)7.0m credited to interest, and consolidated net assets would have been reduced by (pound)31.1m. Under FRS 17 the value of the net surplus of the UK and US schemes would have been (pound)34.7m, comprising a surplus in the US scheme of (pound)49.4m and a deficit in the UK scheme of (pound)14.7m.

11       Basis of preparation

         The audited consolidated financial information for the financial year ended 2nd February 2003 (52 weeks) has been prepared applying the accounting policies disclosed in the Group's 2002 Annual Report and Accounts.

         The principal average exchange rates used to translate the Group's overseas profits were as follows:

                                                                2002/3      2001/2        2002/3     2001/2
                                                                FOURTH      Fourth          FULL       Full
                                                               QUARTER     quarter          YEAR       year
                                                            ----------------------- ------------------------
        US dollar                                                 1.60        1.42          1.53       1.43
        Euro                                                      1.54        1.63          1.58       1.62
        Australian dollar                                         2.80        2.78          2.78       2.81

12       Ordinary dividend

         The Board of Premier Farnell plc has recommended payment of a final dividend of 5.0p (2001/2: 5.0p) per share to ordinary shareholders on the register on 30th May 2003. The recommended final dividend, together with the interim dividend already paid, makes a total dividend for the year of 9.0p (2001/2: 9.0p). The Annual General Meeting of Premier Farnell plc will be held on 11th June 2003 and the final dividend will be paid on 25th June 2003.

13       Report and accounts

         The foregoing statements do not constitute the Group's statutory accounts. The Group's 2003 statutory accounts, on which the Company's auditors, PricewaterhouseCoopers LLP, have given an unqualified opinion in accordance with Section 235 of the Companies Act 1985, are to be delivered to the Registrar of Companies. The Group's 2002 statutory accounts, which contain an unqualified audit report, have been filed with the Registrar of Companies.

         Copies of the Group's Annual Report and Accounts will be posted to all shareholders no later than 9th May 2003. Additional copies will be available from Premier Farnell plc, 150 Armley Road, Leeds, LS12 2QQ.